Exhibit 99.3

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Inc. Upsizes and Prices Offering of US$550 Million Senior Notes Due

2022 and Cdn$250 Million Senior Notes Due 2021

KINGSEY FALLS, QUEBEC, CANADA, June 5, 2014 — Cascades Inc. (CAS on the Toronto Stock Exchange) announced today that it has priced its private placement of US$550 million aggregate principal amount of 5.50% senior notes due 2022 (the “U.S.$ Notes”) and Cdn$250 million aggregate principal amount of 5.50% senior notes due 2021 (the “Cdn$ Notes” and, together with the U.S.$ Notes, the “Notes”). The Company had previously announced its intent to issue an aggregate principal amount of US$500 million of US$ Notes and an aggregate principal amount of Cdn$200 million of Cdn$ Notes. The US$ Notes will be issued at a price of 100.000% of their principal amount and the Cdn$ Notes will be issued at a price of 100.000% of their principal amount.

The Company intends to use the net proceeds from the offering of the Notes to fund the purchase, pursuant to its previously announced tender offer, of any and all of its outstanding 7  3⁄4% Senior Notes due 2017 (the “2017 Notes”) and 7  3⁄4% Senior Notes due 2016 (the “2016 Notes”). The Company intends to use any remaining proceeds to redeem any and all 2017 Notes and 2016 Notes that remain outstanding following the consummation of the tender offer and to repay indebtedness outstanding under its credit facility.

The Notes and related guarantees are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and upon reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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